Exhibit 99.2

UNITED STATES OF AMERICA

DEPARTMENT OF THE TREASURY

FINANCIAL CRIMES ENFORCEMENT NETWORK

IN THE MATTER OF:	)
)
)
) Number 2012-02
HSBC Bank USA N.A.	)
McLean, Virginia	)

CONSENT TO THE ASSESSMENT OF CIVIL MONEY PENALTY

I. INTRODUCTION

Under the authority of the Bank Secrecy Act and regulations issued pursuant to that Act,1 the Financial Crimes Enforcement Network has determined that grounds exist to assess a civil money penalty against HSBC Bank USA N.A. (“HBUS” or the “Bank”). HBUS consents to the assessment of a civil money penalty and enters this CONSENT TO THE ASSESSMENT OF CIVIL MONEY PENALTY (“CONSENT”) with the Financial Crimes Enforcement Network.

Pursuant to an investigation conducted by the Department of Justice (“DOJ”) concerning the transmission of funds to and from the United States through HBUS, HBUS has agreed to enter into a Deferred Prosecution Agreement (DPA) as a settlement agreement with the DOJ wherein HBUS admits that it violated 31 U.S.C. § 5318(h) and 31 C.F.R. § 1020.210, which makes it a crime to willfully fail to establish and maintain an effective anti-money laundering program, and 31 U.S.C. § 5318(i) and 31 C.F.R. § 1010.610, which makes it a crime to willfully

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The Bank Secrecy Act is codified at 12 U.S.C. §§ 1829b, 1951-1959 and 31 U.S.C. §§ 5311-5314, 5316-5332. Regulations implementing the Bank Secrecy Act appear at 31 C.F.R. Chapter X (formerly 31 C.F.R. Part 103). On March 1, 2011, a transfer and reorganization of BSA regulations from 31 C.F.R. Part 103 to 31 C.F.R. Chapter X became effective. Throughout this document, we refer to Chapter X citations. A cross-reference index of Chapter X and Part 103 is located at http://www.fincen.gov/statutes_regs/ChapterX/.

fail to establish due diligence policies, procedures, and controls for foreign correspondent accounts. As a consequence of these violations, HBUS also violated 31 U.S.C. § 5318(g) and 31 C.F.R. § 1020.320, which requires a financial institution to report any suspicious transaction relevant to a possible violation of law or regulation.

II. JURISDICTION

HBUS’s main office is located in McLean, Virginia, and the Bank is the principal U.S. banking subsidiary of HSBC USA Inc. (“HSBC USA”). HSBC USA is an indirect, wholly-owned subsidiary of HSBC North America Holdings Inc. (“HNAH”), one of the largest bank holding companies in the United States, with assets totaling approximately $317 billion. HNAH is an indirect, wholly-owned subsidiary of HSBC Holdings plc (together with its affiliates, the “HSBC Group”). HSBC Group is one of the world’s largest banking and financial services organizations, with assets of approximately $2.7 trillion, 60 million customers worldwide, and affiliates located in Europe, North America, Latin America, Africa, the Asia-Pacific region, and the Middle East.

HBUS has approximately $194 billion in assets and 300 branches. HBUS provides a full range of consumer and commercial bank services to customers in the United States and abroad, including clients of HSBC Group affiliates outside the United States.

The Financial Crimes Enforcement Network has authority to investigate banks for compliance with and violation of the Bank Secrecy Act pursuant to 31 C.F.R. § 1010.810, which grants the Financial Crimes Enforcement Network “overall authority for enforcement and compliance, including coordination and direction of procedures and activities of all other agencies exercising delegated authority under this chapter.” At all relevant times, the Bank was a “financial institution” and a “bank” within the meaning of the Bank Secrecy Act and its implementing regulations.2

III. DETERMINATIONS

The Financial Crimes Enforcement Network has determined that HBUS willfully violated the Bank Secrecy Act since at least mid-2006 by: (1) lacking an effective anti-money laundering program reasonably designed to manage risks of money laundering and other illicit activity, in violation of Title 31, United States Code, Section 5318(h) and 31 C.F.R. § 1020.210; (2) failing to conduct due diligence on certain foreign correspondent accounts, in violation of Title 31, United States Code, Section 5318(i) and 31 C.F.R. § 1010.610; and (3) failing to detect and adequately report evidence of money laundering and other illicit activity, in violation of Title 31, United States Code, Section 5318(g) and 31 C.F.R. § 1020.320.

A.	Violation of the Requirement to Implement an Adequate Anti-Money Laundering Program

Since April 24, 2002, the Bank Secrecy Act and its implementing regulations have required banks to establish and implement anti-money laundering programs.3 A bank regulated by a Federal functional regulator is deemed to have satisfied Bank Secrecy Act anti-money laundering program requirements if it implements and maintains an anti-money laundering program that complies with the regulations of its Federal functional regulator.4 The Office of the Comptroller of the Currency (“OCC”) is the Bank’s Federal functional regulator and examines HBUS for compliance with the Bank Secrecy Act and its implementing regulations and similar

[2]	31 U.S.C. § 5312(a)(2) and 31 C.F.R. § 1010.100.
[3]	31 U.S.C. § 5318(h).
[4]	31 C.F.R. §§ 1020.100(d)(1) and 1020.210.

rules under Title 12 of the United States Code. The OCC requires each bank under its supervision to establish and maintain an anti-money laundering program that, at a minimum, (a) provides for a system of internal controls to ensure ongoing compliance; (b) provides for independent testing for compliance conducted by bank personnel or by an outside party; (c) designates an individual or individuals responsible for coordinating and monitoring day-to-day compliance; and (d) provides training for appropriate personnel.5

As discussed in detail below, HBUS violated the Bank Secrecy Act’s anti-money laundering program requirements by (i) conducting business without adequate internal controls, (ii) failing to conduct adequate independent testing for compliance, and (iii) failing to staff its Bank Secrecy Act compliance program with a reasonably sufficient number of qualified personnel.

i.	HBUS failed to provide for an adequate system of internal controls to ensure ongoing compliance.

HBUS provided a full range of consumer and commercial products and services to individuals, corporations, financial institutions, non-profit organizations, and governments in the United States and abroad, including in jurisdictions with weak anti-money laundering and counter-terrorist financing (“AML/CFT”) controls. HBUS did not effectively conduct enterprise-wide, risk-based assessments of potential money laundering risks, given its products, clients, and geographic reach, and HBUS failed to adequately identify potential money laundering vulnerabilities. The Bank’s failure to adequately assess risk negatively impacted the

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12 C.F.R. § 21.21. From 2005 to 2009, the OCC issued 83 anti-money laundering Matters Requiring Attention (“MRAs”) to the Bank’s Board of Directors. A Consent Cease and Desist Order by the OCC dated October 6, 2010 required HBUS to remediate and improve Bank Secrecy Act compliance. See United States Department of the Treasury Comptroller of the Currency Consent Order, In the Matter of HSBC Bank USA, N.A., McLean, Virginia (Oct. 6, 2010).

effectiveness of its transaction monitoring, which already suffered from additional systemic weaknesses.

Product Risk. Some of the Bank’s products and services involved significant anti-money laundering risks, including but not limited to: correspondent accounts, embassy banking, wire transfers, automated clearinghouse (“ACH”) transfers, banknotes, lockboxes, clearing of bulk traveler’s checks, bearer share accounts, pre-paid cards, foreign exchange, cash letters, international pouch activity, and remote deposit capture. HBUS failed to take appropriate steps to adequately assess the AML/CFT risks posed with respect to many of its products and services.

For instance, the Bank failed to manage money laundering risks associated with its pouch services and did not provide for appropriate controls and monitoring to address the underlying risks posed by this transaction activity. In one example, until November 2008, the Bank cleared traveler’s checks received from a foreign respondent bank without monitoring systems in place that were reasonably designed to detect, investigate, and report evidence of money laundering. Several individuals purchased sequentially numbered traveler’s checks at a Russian bank in transactions totaling more than $290 million over several years. These traveler’s checks were signed in a uniform illegible scrawl and made payable to approximately 30 different customers of a Japanese bank. The Japanese bank was a HBUS correspondent customer and for several years regularly delivered multi-hundred-thousand-dollar batches of these sequentially numbered traveler’s checks to HBUS via pouch. During the relevant period of time, HBUS knew or should have known that uniformly signed, sequentially numbered traveler’s checks in such high volume are a money laundering “red flag.”

Customer Risk. The Bank’s written policies, procedures, and controls did not effectively risk rate customers. The Bank’s risk rating methodologies were not designed to evaluate customers based on specific customer information and balanced consideration of all relevant factors, including country/jurisdictional risk, products and services provided, expected transaction volume, and nature of customer profiles. Failure to consistently gather reasonably accurate and complete customer documentation undermined the Bank’s ability to conduct customer risk assessments. These deficiencies prevented the Bank from performing adequate analysis of the risks associated with particular customers and from determining whether transactions lacked an apparent business or lawful purpose or fell within the particular customer’s normal and expected range of conduct.

For example, Group affiliate HSBC Mexico S.A. Banco (“HBMX”) was an HBUS respondent bank. The account that HBMX maintained with HBUS accepted bulk deposits of U.S. currency and processed wire transfers. HBMX operated in Mexico, a country that was the subject of publicly available cautionary information about drug trafficking and money laundering vulnerabilities.6 HBMX’s branch in the Cayman Islands operated under a Cayman Islands Monetary Authority license limiting authority to do business to non-residents of the Cayman Islands. Potentially high-risk Mexican casas de cambio and other money transmitter and dollar-exchange businesses were HBMX customers. Despite these risks, until 2009, HBUS treated HBMX as a “standard” money laundering risk and did not effectively detect and report suspicious activity.

Country Risk. The Bank lacked adequate country risk rating processes reasonably designed to capture readily available information about countries’ AML/CFT risks and failed to ensure uniform compliance with risk rating standards through complete internal reviews. The

[6]	Financial Crimes Enforcement Network Advisory FIN-2006-A003 (Aug. 28, 2006). See also United States Department of State International Narcotics Control Strategy Reports for 2002-2012.

Bank lacked a precise structure to ensure systematic country risk assessments, including updates, as prudent and necessary, which resulted in HBUS making inappropriate country risk assessments in some instances. The Bank used four labels (“standard,” “medium,” “cautionary,” or “high” risk) to identify a country’s anti-money laundering risk. From 2002 until 2009, HBUS rated Mexico as having “standard” anti-money laundering risk, the lowest of the Bank’s four possible country risk ratings, despite publicly-available information to the contrary. In 2006, the Financial Crimes Enforcement Network issued an advisory, FIN-2006-A003, notifying financial institutions of the potential threat of narcotics-based money laundering between Mexico and the United States. In addition, the United States Department of State International Narcotics Control Strategy Reports dating back to 2002 have consistently rated Mexico as a country of primary concern for money laundering and financial crimes. The inappropriate country risk rating, together with other AML/CFT deficiencies, including the monitoring failures described below, resulted in HBUS failing to identify and thereby facilitating the flow of illicit proceeds between Mexico and the United States.

Transaction Monitoring. HBUS failed to implement and maintain an adequate transaction monitoring regime reasonably designed to detect and report money laundering and other illicit activity. The transaction monitoring procedures failed in a number of ways, including but not limited to:

(1)	The Bank’s transaction monitoring procedures governing the review of foreign correspondent account wire transactions excluded from review transactions originating from countries that the Bank had risk rated less than “cautionary” or “high,” with limited exceptions. This policy excluded approximately $60 trillion per year from review. In addition, the Bank’s transaction monitoring procedures governing the review of foreign correspondent account wire transactions were ineffective when HBUS, in 2008, summarily cleared more than 4,000 unaddressed alerts after changing a country’s risk rating from “cautionary” to “medium.” Subsequent delayed reviews of thousands of backlogged or cleared alerts resulted in HBUS filing hundreds of suspicious activity reports more than a year after the underlying transactions, which totaled in the billions of dollars.

(2)	The Bank’s transaction monitoring procedures failed to provide for effective monitoring of bulk cash movements, which were reviewed manually. From mid- 2006 through mid-2009, the Bank did not perform automated and effective monitoring on banknote (bulk cash) transactions conducted with HSBC Group affiliates, including taking delivery of more than $15 billion in U.S. currency, relying on manual targeted and quarterly reviews. The absence of effective bulk cash monitoring placed HBUS at risk of receiving illicit proceeds. The Bank’s failure to collect or maintain customer due diligence information regarding any HSBC Group affiliates with correspondent accounts at the Bank, including types of customers in Mexico and other high-risk jurisdictions, also thwarted the Bank’s ability to effectively monitor affiliates’ transactions and to determine if actual activity was commensurate with expected activity and/or lacked an apparent business or legal purpose. HBUS exited the banknote (bulk cash) business in 2010.

(3)	The Bank’s transaction monitoring procedures relied heavily on manual transaction reviews. Despite such reliance, the Bank’s department responsible for investigating suspicious activity alerts was severely under-staffed, resulting in thousands of unprocessed (“backlogged”) alerts. Furthermore, staff often cleared alerts without adequate review.

(4)	HBUS did not acquire an automated system equal to the needs of the Bank, i.e., a system with sufficient capacity to support the volume, scope, and nature of transactions conducted by and through HBUS, until April 2011. It took another year for HBUS to validate the system for effective detection of suspicious activity.

(5)	HBUS did not adequately integrate subpoenas and Section 314(a) information sharing requests into automated transaction monitoring to identify and report potential suspicious activity associated with these inquiries, as appropriate and practical.

ii.	HBUS failed to conduct adequate independent testing for compliance.

The Bank’s independent audit program repeatedly failed to effectively evaluate money laundering vulnerabilities and to detect Bank Secrecy Act compliance failures in a timely fashion. In particular, the scope of its independent audits was not sufficient to effectively assess the Bank’s exposure to risk of money laundering activities and its ability to comply with anti-money laundering program and suspicious activity reporting obligations. The ineffectiveness of independent testing at HBUS to identify and notify management of AML/CFT deficiencies contributed to the continuation of failures at the Bank, during the relevant period.

iii.	HBUS failed to staff its Bank Secrecy Act compliance program with a reasonably sufficient number of qualified personnel.

HBUS failed to ensure adequate staffing for the proper monitoring of day-to-day compliance with the Bank Secrecy Act. The compliance operation lacked continuity and sufficient standing or authority within the Bank to effectively execute Bank Secrecy Act responsibilities, in light of the Bank’s AML/CFT risk profile. For a number of years, HBUS’s Bank Secrecy Act compliance function suffered from an insufficient number of appropriately trained professionals responsible for coordinating and monitoring day-to-day compliance. HBUS did not have sufficient staff to review suspicious activity alerts resulting from the Bank’s monitoring processes. The Bank’s compliance staff was frequently unable to initiate and complete investigations and file complete and timely suspicious activity reports. In light of the global risk profile of HBUS, Bank management failed to establish and maintain adequate staffing and continuity in the anti-money laundering compliance operation. Moreover, a corporate culture persisted at the Bank in the past that effectively denied compliance officials with the requisite authority over the business and account relationship business lines to manage the Bank’s risk profile.

In sum, HBUS failed to dedicate sufficient human and technological resources to meet its AML/CFT obligations. Such failures were repeatedly evidenced by the Bank’s deficient responses to adverse supervisory findings and mandates requiring it to implement effective measures to ensure the filing of accurate, timely, and complete suspicious activity reports and compliance with other Bank Secrecy Act requirements.

B.	Violation of the Requirement to Conduct Due Diligence on Foreign Correspondent Accounts

Foreign correspondent accounts are gateways to the U.S. financial system. As part of their anti-money laundering obligations, U.S. banks maintaining correspondent accounts in the United States for foreign financial institutions must subject the accounts and respondents to certain due diligence measures.7 Banks must implement and maintain risk-based policies, procedures, and controls reasonably designed to gather all relevant due diligence information concerning such foreign correspondent accounts, employ this due diligence information to

[7]	31 U.S.C. § 5318(i)(1).

determine whether an account is subject to enhanced due diligence, conduct assessments of money laundering risks for each account, and comply with suspicious activity reporting requirements.8 HBUS violated the Bank Secrecy Act customer due diligence requirements by failing to collect or maintain required due diligence information regarding accounts held by HSBC Group affiliates that were foreign financial institutions.

HBUS maintained correspondent accounts for HSBC Group affiliates around the world. HBUS formerly did not collect or maintain customer due diligence information regarding any HSBC Group affiliates with correspondent account relationships at the Bank. HBUS’s prior policy of exempting HSBC Group affiliates from customer due diligence processes inhibited the Bank’s ability to recognize potential money laundering vulnerabilities of correspondent banking throughout the HSBC Group affiliates network. HBUS did not incorporate information about affiliates’ business purposes, anticipated activity, anti-money laundering supervision, host country anti-money laundering vulnerabilities, and history of anti-money laundering compliance into the Bank’s monitoring of affiliate transactions. As a result, transactions flowed to and from the United States without appropriate monitoring and alerts to identify movements of funds. A significant number of non-U.S. financial institutions and other customers of HSBC Group affiliates effectively gained indirect access to the U.S. financial system without appropriate safeguards, including financial institution customers involved in the movement of illicit drug proceeds.

C.	Violation of the Requirement to Report Suspicious Transactions

The Bank Secrecy Act and its implementing regulations impose an obligation on banks to report transactions that involve or aggregate to at least $5,000, are conducted by, at, or through

[8]	31 C.F.R. § 1010.610(a)(1), (2), and (3).

the bank, and that the bank “knows, suspects, or has reason to suspect” are suspicious.9 A transaction is “suspicious” if the transaction: (1) involves funds derived from illegal activities, or is conducted to disguise funds derived from illegal activities; (2) is designed to evade the reporting or recordkeeping requirements of the Bank Secrecy Act or regulations under the Bank Secrecy Act; or (3) has no business or apparent lawful purpose or is not the sort in which the customer would normally be expected to engage, and the bank knows of no reasonable explanation for the transaction after examining the available facts, including background and possible purpose of the transaction.10 HBUS violated Bank Secrecy Act suspicious activity reporting requirements by failing to detect and report suspicious activity and by filing both untimely and incomplete suspicious activity reports.

HBUS showed a prior longstanding pattern of late suspicious activity reports. In many cases, the reports were significantly late. Indeed, several thousand suspicious activity reports prepared by HBUS suffered from lengthy delays. In some instances, more than a year elapsed between the time of the underlying activity and the time when the Bank submitted the suspicious activity report. In addition to late filings, the Bank in the past filed incomplete suspicious activity reports that violated the instructions for suspicious activity reports. Reporting delays and incomplete information impaired the usefulness of the suspicious activity reports to law enforcement and regulators.

For instance, HBUS engaged extensively in the business of buying and selling large volumes of physical banknotes (cash) from and to financial institutions around the world, including HSBC Group affiliates. This banknotes line of business required the Bank to arrange

[9]	31 U.S.C. § 5318(g) and 31 C.F.R. § 1020.320.
[10]	31 C.F.R. § 1020.320(a)(2)(i)—(iii).

for the regular delivery of large quantities of cash from financial institutions outside the United States to the Bank and ultimately to the Federal Reserve Bank. During 2006, the Financial Crimes Enforcement Network warned all U.S. financial institutions about money laundering risks associated with United States/Mexico cross-border cash.11 In addition, law enforcement authorities in the United States and Mexico determined that billions of U.S. dollars derived from illegal drug trafficking flowed annually from criminals through Mexican financial institutions to U.S. financial institutions. For example, drug traffickers in the United States were smuggling cash into Mexico and placing it into Mexican financial institutions. The Mexican financial institutions would then ship bulk cash to banks in the United States. Thus, HSBC Group affiliate HBMX shipped billions of dollars in bulk cash to HBUS’s banknotes business unit against a backdrop of readily available information that large volumes of cash emanating from deposits into Mexican banks were fueled by customers depositing cash from illegal drug trafficking. Despite this information, HBUS did not collect the necessary due diligence information about HBMX and, with occasional exceptions, excluded HBMX banknote transactions from anti-money laundering monitoring processes, from mid-2006 to mid-2009. As a result, the Bank failed to file timely suspicious activity reports related to these transactions.

HBUS suffered similar failures in its wire transfer business. The Bank processed an average of approximately 25 million wire transfers annually, from 2005 to 2009, with total dollar volume amounting to an average of approximately $75 trillion. A substantial portion of the Bank’s funds transfer business was on behalf of foreign correspondent financial institutions and

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Financial Crimes Enforcement Network Advisory FIN-2006-A003 (2006). See also United States Department of the Treasury, Financial Crimes Enforcement Network, Assessment of Civil Money Penalty In the Matter of Union Bank of California, N.A., San Francisco, California (Sept. 17, 2007); and United States Department of State International Narcotics Control Strategy Reports from 2002-2012.

their clients. Yet, as described above, the Bank did not perform due diligence on foreign affiliates and improperly risk rated customers and countries, which resulted in ineffective monitoring, and, thus, a failure to file timely suspicious activity reports.

During 2010 and 2011, HBUS performed a historical review of transactions, known as a “lookback,” in connection with the 2010 Consent Cease and Desist Order by the OCC. As part of this lookback, HBUS sampled accounts, banknotes activity, wire transaction data, remote deposit capture, and pouch activity for suspicious activity. The Bank also re-reviewed thousands of transaction monitoring system alerts that were previously on backlog or which had previously been closed based on ineffective reviews. As a result, HBUS filed hundreds of delinquent suspicious activity reports on transactions totaling several billion dollars.

IV. CIVIL MONEY PENALTY

The Financial Crimes Enforcement Network has determined that a civil money penalty in the amount of $500 million is warranted for HBUS’s violations of the Bank Secrecy Act and its implementing regulations, as described in this CONSENT.12

A penalty in the amount (not to exceed $100,000) involved in the transaction (if any) or $25,000 may be imposed on a financial institution for each violation of the anti-money laundering program or suspicious transaction reporting requirements.13 A separate violation of the anti-money laundering program requirements occurs for each day the violation continues. A penalty equal to not less than two times the amount of the transaction, but not more than $1,000,000, may be imposed for violation of the requirement to establish due diligence policies,

[12]	31 U.S.C. § 5321 and 31 C.F.R. § 1010.820.
[13]	31 U.S.C. § 5321(a)(1) and 31 C.F.R. § 1010.820(f).

procedures, and controls that are reasonably designed to detect and report instances of money laundering through a correspondent bank account for a non-U.S. person.14

V. CONSENT TO ASSESSMENT

To resolve this matter, and only for that purpose, HBUS consents to the assessment of a civil money penalty in the sum of $500 million. The CONSENT shall be concurrent with the assessment of a civil money penalty, in the amount of $500 million, by the OCC, and shall be satisfied by one payment of $500 million to the Department of the Treasury.

HBUS agrees that it is entering into this CONSENT freely and voluntarily and that no offers, promises, or inducements of any nature whatsoever have been made by the Financial Crimes Enforcement Network or any employee, agent, or representative of the Financial Crimes Enforcement Network to induce HBUS to enter into this CONSENT, except those specified in this CONSENT.

HBUS agrees that this CONSENT embodies the entire agreement between HBUS and the Financial Crimes Enforcement Network relating to this enforcement matter only, as described in Section III above. HBUS further agrees that there are no express or implied promises, representations, or agreements between HBUS and the Financial Crimes Enforcement Network other than those expressly set forth in this document and that nothing in this document or in the ASSESSMENT OF CIVIL MONEY PENALTY (“ASSESSMENT”) is binding on any other agency of government, whether federal, state, or local.

VI. RELEASE

HBUS understands that execution of this CONSENT, and compliance with the terms of the ASSESSMENT and this CONSENT, constitute a complete settlement and release of civil

[14]	31 U.S.C. § 5321(a)(7).

liability for the violations of the Bank Secrecy Act and regulations issued pursuant to that Act as described in this CONSENT against the Bank.

VII. WAIVERS

Nothing in this CONSENT or the ASSESSMENT shall preclude any proceedings brought by the Financial Crimes Enforcement Network to enforce the terms of this CONSENT or the ASSESSMENT or constitute a waiver of any right, power, or authority of any other representatives of the United States or agencies thereof, including but not limited to the Department of Justice, to bring other actions deemed appropriate.

In executing this CONSENT, HBUS waives:

a.	All defenses to this CONSENT and the ASSESSMENT that can be waived;

b.	Any claim of Double Jeopardy based upon the execution of the CONSENT or the ASSESSMENT, or the payment of any civil money penalty required herein;

c.	Any claim that this CONSENT, the ASSESSMENT, or the civil money penalty is unlawful or invalid, or violates the Constitution of the United States of America; and

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d.	All rights to seek in any way to contest the validity of this CONSENT, the ASSESSMENT, or payment of the civil money penalty, on any grounds.

HSBC Bank USA, National Association McLean, Virginia

Name: Stuart A. Alderoty
Title:General Counsel

Accepted by:

FINANCIAL CRIMES ENFORCEMENT NETWORK

Jennifer Shasky Calvery	Date
Director

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